

24000861

ANNUAL REPORTS
FORM X-17A-5
PART III
FOCUS
FACING PAGE



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SEC FILE NUMBER
8-23684

ON SEC
Washington, DC

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **The Baker Group LP**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1601 NW Expressway Floor 21

(No. and Street)

Oklahoma City	**OK**	**73118**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathryn Phillips	**405.415.7272**	**kphillips@gobaker.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS, LLP

(Name – if individual, state last, first, and middle name)

211 N. Robinson	**Oklahoma City**	**OK**	**73102**
(Address)	(City)	(State)	(Zip Code)

10/16/2023	**686**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Kathryn Phillips__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __The Baker Group LP__, as of __12/31__, 2 __023__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Title:
CFO & COO

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

The
ℬakerGroup

Auditor's Reports and Financial Statements
December 31, 2023

(Confidential Pursuant to Rule 17a-5(e)(3)
of the Securities Exchange Act of 1934)

The Baker Group LP
December 31, 2023

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

**Supplemental Information Required by Rule 17a-5
of the *Securities Exchange Act of 1934***

FORV/S

Two Leadership Square South Tower, 211 N. Robinson Avenue, Suite 600 / Oklahoma City, OK 73102

P 405.606.2580 / F 405.600.9799

forvis.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Partners
The Baker Group LP
Oklahoma City, Oklahoma

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Baker Group LP (the Partnership) as of December 31, 2023 and the related statements of income, changes in partners' capital, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2023 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In In forming our opinion on the supplemental information, we evaluated whether the supplemental information,



including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Partnership's auditor since 2004.

FORVIS,LLP

Oklahoma City, Oklahoma
February 27, 2024

The Baker Group LP
Statement of Financial Condition
December 31, 2023

Assets

Cash in banks	$ 1,464,436
Cash segregated under federal and other regulations	450,000
Securities segregated under federal and other regulations	647,511
Receivables from customers	18,130,487
Receivables from brokers and dealers	8,336,583
Securities owned, at fair value	3,156,124
Furniture and equipment, at cost, net of accumulated depreciation of $18,864,515	14,055
Cash surrender value of life insurance policies	1,392,811
Receivables for Placement Agent Services	1,054,458
Receivables from Related Parties	57,788
Other assets	710,808
Total assets	$ 35,415,061

Liabilities and Partners' Capital

Distributions payable to partners	$ 1,204,498
Accrued liabilities	2,445,430
Total liabilities	3,649,928
Partners' capital	
General partner	17,844,369
Limited partners	13,920,764
Total partners' capital	31,765,133
Total liabilities and partners' capital	$ 35,415,061

The Baker Group LP
Statement of Income
Year Ended December 31, 2023

Revenues

Principal transactions	$ 21,763,903
Public Finance and Underwriting	4,730,165
Interest	1,504,527
Referral Fees	262,020
Commissions	92,667
Other	624,513
Total revenues	28,977,795

Expenses

Compensation and benefits	19,678,010
General and administrative	5,336,256
Underwrting expenses	574,187
Data Services	1,511,424
Clearing fees	888,709
Interest	188,085
Depreciation	9,913
Total expenses	28,186,584

Net Income $ 791,211

The Baker Group LP
Statement of Changes in Partners' Capital
Year Ended December 31, 2023

	General Partner	Limited Partners				Total
		Class A	Class B Series I	Class B Series II	Class B Series III	
Balance, January 1, 2023	$ 19,921,531	$ 1,840,763	$ 295,000	$ 19,340,000	$ 3,460,000	$ 44,857,294
Capital contributions	-	150,000	-	795,000	595,000	1,540,000
Distributions	(1,914,358)	(297,278)	(164,520)	(11,895,716)	(1,151,500)	(15,423,372)
Allocations of net income (loss) to general and limited partners	(162,804)	147,279	164,520	610,716	31,500	791,211
Balance, December 31, 2023	$ 17,844,369	$ 1 840,764	$ 295,000	$ 8,850,000	$ 2,935,000	$ 31,765,133

The Baker Group LP
Statement of Cash Flows
Year Ended December 31, 2023

Operating Activities

Net income	$	791,211
Items not requiring cash		
Depreciation		9,913
Change in cash surrender value of life insurance policies		
over premiums paid		(497,774)
Changes in		
Cash and securities segregated under federal		
and other regulations		55,435
Receivables from brokers and dealers		827,526
Receivables from customers		(15,468,565)
Securities owned, at fair value		10,832,863
Receivables from Placement Agent Services		(544,513)
Receivables from Related Parties		29,488
Other assets		714,409
Securities sold short		(158,840)
Payables to customers		(2,233,324)
Accrued liabilities		(507,139)
Net cash used in operating activities		(6,149,310)

Investing Activities

Proceeds from cash value of life insurance		1,114,838
Premiums paid for cash surrender values of life insurance policies		(37,724)
Net cash provided by investing activities		1,077,114

Financing Activities

Proceeds from capital contributions		1,540,000
Capital distributions paid		(15,139,111)
Net cash used in financing activities		(13,599,111)

Decrease in Cash and Cash Equivalents		(18,671,307)
Cash and Cash Equivalents, Beginning of Year		20,585,743
Cash in banks, End of Year		1,464,436
Cash segregated under federal and other regulation, End of Year		450,000
Cash and Cash Equivalents, End of Year	$	1,914,436

Supplemental Disclosure of Cash Flows Information

Increase in distributions payable to partners	$	284,261
Cash paid during the year for interest		(315,469)

The Baker Group LP
Notes to Financial Statements
December 31, 2023

Note 1:   Nature of Operations and Significant Accounting Policies

Nature of Operations

The Baker Group LP (the Partnership) is registered under the *Securities Exchange Act of 1934* (the Act) as a general securities broker and dealer.

The Partnership provides broker-dealer services for its clients, which consist predominately of community financial institutions located in approximately 42 states. The Partnership engages in consulting and investment advisory functions, in addition to its broker-dealer operations.

The Partnership consists of a general partner, James Baker Group, Inc. (JBG) and Class A and Class B limited partners. The Class A limited partner, which holds a voting interest in the Partnership, is comprised solely of The Baker Group Software Solutions, Inc. (BGSSI). The Class B limited partners have nonvoting interests and the interests are issued in three series: the Class B Series I interests; the Class B Series II interests; and the Class B Series III interests. The Class B Series I partners may be comprised of state banking associations and the Class B Series II and III partners are individuals, some of whom also own JBG and BGSSI. Class B Series II and Class B Series III limited partners may withdraw capital upon written notice after the capital has been held for one year. Capital contributions by partners are made on a discretionary basis. Any dilution as a result of these discretionary contributions may be avoided at the option of the diluted partner(s) through additional contributions. Class B Series II and Class B Series III limited partnership shares are subject to mandatory redemption by the Partnership within 30 and 10 days written notice, respectively, after one year of the contribution date. At December 31, 2023, $8,055,000 and $2,340,000 were available to Class B Series II and Class B Series III limited partners, respectively, for mandatory redemption.

Net income of the Partnership is allocated as follows:

- Class A limited partner interest receives the sum of an amount equal to the federal long-term rate, as defined, multiplied by its weighted-average balance of its capital contribution account.

- Class B Series I interests receive an amount equal to the federal short-term rate, multiplied by the applicable weighted-average balance outstanding during the period and an amount equal to a percentage of the business derived by the Partnership from members of each respective state banking association, as defined.

- Class B Series II interests receive a rate, as determined by the general partner, which was 5.0% for the year ended December 31, 2023, multiplied by the average daily capital balance during the calendar quarter of the fiscal year.

- Class B Series III interests receive an amount at the discretion of the general partner.

- Thereafter, to the general partner.

The accompanying financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act, as no such liabilities existed at December 31, 2023, or during the year then ended.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to fair value of securities owned.

Cash Equivalents

The Partnership considers all liquid marketable securities with an original maturity of less than three months to be cash equivalents. At December 31, 2023, the Partnership's cash in bank accounts exceeded federally insured limits by approximately $1,681,000.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, with the resulting difference between cost and fair value included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors. Occasionally, the Partnership may sell securities it has not yet purchased (that is, sold short) the Partnership is then obligated to purchase that security at a future date at the then current market price. Securities sold short are recorded on trade date.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the accompanying statement of financial condition.

Public Finance and Underwriting

Public finance revenues include gains, losses and fees net of syndicate expenses, arising from securities offerings in which the Partnership acts as an underwriter or an agent. Revenue related to these transactions is recognized on trade date (the date at which the customer purchases the securities from the firm) as this the date which the firm deemed the performance obligation (initial sale of the bonds, marketing of the issuance, other services related to sale and issuance of the bonds which generally form a single performance obligation) is met. Any costs associated with the underwriting are recognized as non-interest expense and expensed when incurred.

Commissions, and Placement Agent Services

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Placement agent service receivables are earned in accordance with contract terms. Revenue related to these transactions is recognized when payment is received. Any costs associated are recognized when incurred.

Depreciation

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes

The Partnership is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual partners for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the accompanying financial statements. The Partnership is no longer subject to federal or state income tax examinations by taxing authorities before 2020.

Subsequent Events

Subsequent events have been evaluated through February 27, 2024, which is the date the financial statements were issued.

Note 2: Cash Securities Segregated Under Federal and Other Regulations

Cash of $450,000 and qualified securities with a fair value of approximately $648,000 as of December 31, 2023, are segregated in a special reserve bank account for the benefit of customers, pursuant to Rule 15c3-3 under the Act.

Note 3: Receivables from Customers

Receivables from customers consisted of approximately $18,130,000 of securities trades that were unsettled at December 31, 2023. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the accompanying financial statement.

Note 4: Receivables from Broker Dealers

Receivables from broker dealers consisted of approximately $8,337,000 of net securities trades that were unsettled at December 31, 2023.

The Baker Group LP
Notes to Financial Statements
December 31, 2023

Note 5: Related-Party Transactions

The Partnership pays all expenses directly related to broker-dealer activities. The general partner pays all other expenses on behalf of the Partnership; including, but not limited to, compensation and benefits of certain employees, rent and certain general and administrative expenses. These expenses are allocated to the Partnership, based on the percentage directly related to the operation of the broker-dealer, and the general partner was reimbursed for these costs; therefore, these costs are included in the Partnership's financial statements. An amount due to the general partner at December 31, 2023, was approximately $631,000 related to these costs.

Note 6: Profit-Sharing Plan

The Partnership has a 401(k) profit-sharing plan covering substantially all employees. The Partnership's contributions to the plan are determined annually at the discretion of the Board of Directors. For the year ended December 31, 2023, management has accrued contributions to the plan of approximately $691,000 which is included in accrued liabilities in the Statement of Financial Condition.

Note 7: Net Capital Requirements

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act, which requires the maintenance of minimum net capital. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

The Partnership has elected to use the alternative method permitted by Rule 15c3-1, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. There were $18,087,487 in aggregate debit balances at December 31, 2023. At December 31, 2023, the Partnership had net capital of $30,210,974 which was $29,849,230 in excess of its required net capital as of December 31, 2023.

The Partnership had no customers' fully paid or excess margin securities at December 31, 2023, which were not in the Partnership's possession or control as specified under Rule 15c3-3 of the Act.

Note 8: Disclosures About Fair Value of Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

The Baker Group LP
Notes to Financial Statements
December 31, 2023

Level 1   Quoted prices in active markets for identical assets.

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3   Unobservable inputs supported by little or no market activity and significant to the fair value of the assets.

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statement of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2023:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities segregated under federal and other regulations				
Mortgage-backed securities – government-sponsored enterprises	$ 647,511	$ -	$ 647,511	$ -
Securities owned				
Certificates of Deposit	$ 736,560	$ -	$ 736,560	$ -
Mortgage-backed securities – government-sponsored enterprises	678,186	-	678,186	-
Obligations of states and political subdivisions	1,741,378	-	1,741,378	-
Total securities owned	$ 3,156,124	$ -	$ 3,156,124	$ -

The Baker Group LP
Notes to Financial Statements
December 31, 2023

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy. Securities Owned and Securities Segregated Under Federal and Other Regulations

If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include mortgage-backed securities – government-sponsored enterprises and obligations of states and political subdivisions. The inputs for determining fair value on Level 2 investments are quoted prices for similar assets.

For all financial instruments not previously described, their carrying amount is a reasonable estimate of fair value due to their liquid and short-term nature.

Note 9:   Significant Estimates, Commitments and Credit Risk

Lending Commitments

The Partnership has an open line of credit with the Clearing Bank, which is used to finance the clearance of securities and securities purchased for the Partnership's account. Borrowings under the line of credit are collateralized by securities, which are pledged to secure the line of credit. Cash advances made by the Clearing Bank in excess of cash balances maintained by the Partnership at the Clearing Bank are payable on demand and bear interest at a rate determined by the Clearing Bank. At December 31, 2023, the rate is 5.75%. As of December 31, 2023, there were no advances outstanding.

Credit Risk

The Partnership is subject to market and credit risk in connection with securities transactions. The Partnership is, therefore, exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Partnership may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Regulatory Examinations

The Partnership is subject to regulatory examinations by the Financial Industry Regulation Authority (FINRA) and the Securities Exchange Commission (SEC). These examinations include evaluating the financial and operational practices applicable to broker-dealers and compliance to those practices as they relate to rules and regulations governing broker-dealers. As a result of these examinations, fines and penalties may be assessed for noncompliance whether voluntary or nonvoluntary. It is the opinion of management that the disposition or ultimate resolution of any or

The Baker Group LP
Notes to Financial Statements
December 31, 2023

such claims will not have a material adverse effect on the financial position, results of operations and cash flows of the Partnership.

Litigation

From time to time, the Partnership is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Partnership is a party for which management believes the ultimate outcome would have a material adverse effect on the Partnership's financial position.

**Supplementary Information Required by Rule 17a-5
of the *Securities Exchange Act of 1934***

The Baker Group LP
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2023

Net Capital

Total partners' capital from statement of financial condition	$	31,765,133
Deduct		
Nonallowable assets		845,889
Net capital before haircuts on securities positions and other		30,919,244
Haircuts on unsettled transactions		544,272
Haircuts on securities positions		163,998
Net Capital	$	30,210,974

Computation of Alternate Net Capital Requirement

2% of aggregate debit items pursuant to Rule 15c3-3	$	361,744
Minimum dollar net capital requirement		250,000
Net Capital Requirement		361,744
Excess Net Capital		29,849,230
Percentage of Net Capital to aggregate debits		167%
Net Capital in exces of 5% of combined aggregate debits pursuant to Rule 15c3-3		29,306,614

There are no differences between the amounts presented above and the amounts presented in the Partnership's computation filed with Part II, Form X-17a-5, for December 31, 2023. Accordingly, no reconciliation is necessary.

See accompanying Report of Independent Registered Public Accountant

The Baker Group LP
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

Credit Balances

Free credit balances and other credit balances in customers' security accounts pursuant to Rule 15c3-3	$	-
Customers' securities failed to receive		-
Total credit items		-

Debit Balances

Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	18,087,203
Aggregate debit items	18,087,203
Less 3%	542,616
Total debit items	17,544,587

Excess of Total Debits over Total Credits $ 17,544,587

Amount held on deposit in reserve bank accounts, including qualified securities at end of reporting period	$	1,097,511
Required deposits	$	-

There are no differences between the amounts presented above and the amounts presented in the Partnership's computation filed with Part II, Form X-17a-5, for December 31, 2023. Accordingly, no reconciliation is necessary.

See accompanying Report of Independent Registered Public Accountant

The Baker Group LP
Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

   a. Number of items   NONE

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   b. Number of items   NONE

See accompanying Report of Independent Registered Public Accountant



Compliance Report and Report of Independent
Registered Public Accountant on Internal Control
December 31, 2023

(Confidential Pursuant to Rule 17a-5(e)(3)
of the Securities Exchange Act of 1934)



1601 Northwest Expressway, 21st Floor
Oklahoma City, Oklahoma 73118
405.415.7200
800.937.2257
www.GoBaker.com

The Baker Group LP Compliance Report

The Baker Group LP (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Partnership states as follows:

(1) The Partnership has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Partnership's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2023;

(3) The Partnership's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2023;

(4) The Partnership was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2023; and

(5) The information the Partnership used to state that the Partnership was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Partnership.

THE BAKER GROUP LP

I, Kathryn Phillips, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: _____

Title: Chief Financial Officer

February 27, 2024

FORVIS

Two Leadership Square South Tower, 211 N. Robinson Avenue, Suite 600 / Oklahoma City, OK 73102
P 405.606.2580 / **F** 405.600.9799
forvis.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Partners
The Baker Group LP
Oklahoma City, Oklahoma

We have examined The Baker Group LP's (the Partnership) statements, included in the accompanying *The Baker Group LP Compliance Report*, that

1) the Partnership's internal control over compliance was effective during the most recent fiscal year ended December 31, 2023
2) the Partnership's internal control over compliance was effective as of December 31, 2023,
3) the Partnership was in compliance with 17 CFR §240.15c3-1 and §240.15c3-3(e) as of December 31, 2023 and
4) the information used to state that the Partnership was in compliance with 17 CFR §240.15c3-1 and §240.15c3-3(e) was derived from the Partnership's books and records.

The Partnership's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Partnership with reasonable assurance that noncompliance with 17 CFR §240.15c3-1, 17 CFR §240.15c3-3, 17 CFR §240.17a-13, or Rule 2231 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Partnership, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Partnership's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Partnership's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2023, the Partnership complied with 17 CFR §240.15c3-1 and §240.15c3-3(e) as of December 31, 2023 and the information used to assert compliance with 17 CFR §240.15c3-1 and §240.15c3-3(e) as of December 31, 2023 was derived from the Partnership's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Partnership's compliance with 17 CFR §240.15c3-1 and §240.15c3-3(e), determining whether the information used to assert compliance with 17 CFR §240.15c3-1 and §240.15c3-3(e) was derived from the Partnership's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Partnership's statements referred to above are fairly stated, in all material respects.

FORVIS, LLP

Oklahoma City, Oklahoma
February 27, 2024

